                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                       TO 13d-1(a) AND AMENDMENTS THERETO
                                FILED PURSUANT TO
                                    13D-2(A)

                                (AMENDMENT NO. 1)

                              NALCO HOLDING COMPANY
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                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   62985Q 10 1
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                                 (CUSIP Number)

                               Stephen N. Landsman
              Vice President, General Counsel & Corporate Secretary
                                    Nalco LLC
                               1601 W. Diehl Road
                              Naperville, IL 60563
                               Phone: 630-305-1554
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 17, 2005
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                                       8 of 8

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1   Name of Reporting Person
    I.R.S. IDENTIFICATION OF ABOVE PERSON

         Nalco LLC
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                       (b) [ ]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS

         OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                     [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                     7    SOLE VOTING POWER

                               61,552,258 shares of Common Stock (see Item 5)
                    ------------------------------------------------------------
NUMBER OF SHARES     8    SHARED VOTING POWER
  BENEFICIALLY
  OWNED BY EACH                0
REPORTING PERSON    ------------------------------------------------------------
      WITH           9    SOLE DISPOSITIVE POWER

                               61,552,258 shares of Common Stock (see Item 5)
                    ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                               0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         61,552,258 shares of Common Stock (see Item 5)
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN SHARES*  [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         43.4%
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14  TYPE OF REPORTING PERSON

         OO
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CUSIP No. 62985Q 10 1                  13D                           Page 2 of 8

                                   Page 2 of 8

     This Amendment No. 1 supplements and amends the Statement on Schedule 13D filed on November 24, 2004 by Nalco LLC, a Delaware limited liability company
("Nalco LLC" or the "Reporting Person"), relating to the shares of common stock, par value $0.01 (the "Common Stock"), of Nalco Holding Company (the "Issuer").

     Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on
Schedule 13D filed on November 24, 2004.

     Responses to each item of this Amendment No. 1 to Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

ITEM 1. SECURITY AND ISSUER

ITEM 2. IDENTITY AND BACKGROUND

     Item 2 is hereby amended and supplemented as follows:

     Attached as Annex A to this Amendment No. 1 to Statement on Schedule 13D is information concerning the executive officers and directors of the Reporting
Person.

     During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, the persons listed on Annex A has been (i)
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

ITEM 4. PURPOSE OF TRANSACTION

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

     On August 17, 2005, Nalco LLC sold an aggregate of 29,000,000 shares of
Common Stock pursuant to an underwritten offering as discussed in the registration statement on Form S-1 (File No. 333-126642) filed by the Issuer with the Securities and Exchange Commission on July 15, 2005 (thereafter amended on August 2, 4, 9 and 12, 2005, as amended, the "Registration Statement").
Following such sale, Nalco LLC is the record holder of 61,552,258 shares of
Common Stock, which represents approximately 43.4% of the outstanding Common
Stock of the Issuer.

     On August 18, 2005, the Underwriters (as defined in Item 6 herein), exercised their over-allotment option to purchase an additional 4,350,000 shares of Common Stock from Nalco LLC. The closing of such sale is expected to occur on
August 22, 2005.
                                   Page 3 of 8

          (a) See the information contained on the cover pages to this Schedule
     13D which is incorporated herein by reference. The percentage of the class beneficially owned by Nalco LLC is based on 141,663,369 outstanding shares of Common Stock of the Issuer, as reported by the Issuer in the
     Registration Statement.

          (b) See the information contained on the cover pages to this Amendment
     No. 1 to Schedule 13D which is incorporated herein by reference.

          (c) Except for the information set forth herein, or incorporated by reference herein, Nalco LLC has not effected any transaction relating to the Common Stock during the past 60 days.

          (d) In accordance with the terms of the Nalco LLC Limited Liability
     Company Operating Agreement, and if approved by the board of directors of
     Nalco LLC, the members of Nalco LLC have the right to receive dividends from and the proceeds from any sale of Common Stock in accordance with their membership interests in Nalco LLC.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER

     Item 6 is hereby amended and supplemented as follows:

     Underwriting Agreement

     On August 11, 2005, Nalco LLC entered into an Underwriting Agreement with the Issuer and Goldman, Sachs & Co., Citigroup Global Markets Inc. and UBS
Securities LLC (collectively, the "Underwriters"), for the sale by Nalco LLC of an aggregate of 29,000,000 shares of Common Stock, and, at the election of the
Underwriters, up to 4,350,000 additional shares to cover over-allotments (the
"Over-Allotment Shares"). Closing of the sale occurred on August 17, 2005. On
August 18, 2005, the Underwriters exercised their option to purchase the
Over-Allotment Shares. Closing of the sale of the Over-Allotment Shares is expected to occur on August 22, 2005.

     References to, and descriptions of, the Underwriting Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Underwriting
Agreement which is incorporated herein by reference to Exhibit 1.1 to the
Registration Statement, as provided in Item 7 herein.

     Lock-Up Agreements

     In connection with the Underwriting Agreement, on August 11, 2005 Reporting
Person entered into a lock-up agreement (the "Lock-Up Agreement") with the underwriters whereby Reporting Person agreed, subject to certain exceptions, not to dispose of or hedge any of its Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period that is 90 days from
August 11, 2005, subject to an extension of up to 18 additional days under certain circumstances, except with the prior written consent of Goldman, Sachs &
Co., with certain exceptions.

     References to, and descriptions of, the Lock-Up Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Form of Lock-Up
Agreement filed herewith.

                                   Page 4 of 8

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:   Underwriting Agreement, dated as of August 11, 2005, among Nalco
             Holding Company, Nalco LLC and the underwriters named therein
             (incorporated by reference to Exhibit 99.1 to the Nalco Holding
             Company Current Report on Form 8-K filed with the SEC on August 12,
             2005 (File No. 001-32342)).

Exhibit 2:   Form of Lock-Up Agreement among Nalco Holding Company, Nalco LLC and the other parties named therein.

                                   Page 5 of 8

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Date:      August 19, 2005              NALCO LLC

                                        By: /s/ Stephen N. Landsman
                                        Name:  Stephen N. Landsman
                                        Title: Vice President, General Counsel &
                                               Corporate Secretary

                                   Page 6 of 8

                                     ANNEX A

Each of the persons named below is a citizen of the United States, except where otherwise noted. The principal business address for each of the persons named below is c/o Nalco LLC, 1601 West Diehl Road, Naperville, IL 60563, except as follows:

     (1)     The business address for Sanjeev K. Mehra is c/o Goldman, Sachs &
             Co., 85 Broad Street, New York, NY 10004.

     (2)     The business address for Chinh E. Chu and Paul H. O'Neill is c/o
             The Blackstone Group, 345 Park Avenue, New York, NY 10154.

     (3)     The business address for Joshua J. Harris is Apollo Management,
             L.P., 9 West 57th Street, 43rd Floor, New York, NY 10019.

NAME                    PRINCIPAL OCCUPATION

William H. Joyce        Chairman and Chief Executive Officer of Nalco LLC and
                        its affiliates (Director of Nalco LLC)

William J. Roe          Executive Vice President, Chief Operating Officer and
                        President, Industrial and Institutional Services
                        division of Nalco LLC and its affiliates

Bradley J. Bell         Executive Vice President and Chief Financial Officer of
                        Nalco LLC and its affiliates

Daniel M. Harker        Senior Vice President, Supply Chain of Nalco LLC and its
                        Affiliates

Mark L. Bosanko         Group Vice President and President, Energy Services
                        division of Nalco LLC and its affiliates

Mark W. Irwin           Group Vice President and President, Paper Services
(Australian Citizen)    division of Nalco LLC and its affiliates

Louis L. Loosbrock      Group Vice President and President, Pacific division of
                        Nalco LLC and its affiliates

Rodney F. Chase         Former Deputy Group Chief Executive of BP (Director of
                        Nalco LLC)

Chinh E. Chu            Senior Managing Director of Blackstone Group (Director
                        of Nalco LLC)

Joshua J. Harris        Managing Director of Apollo Management, L.P. (Director
                        of Nalco LLC)

                                     7 of 8

Richard B. Marchese     Former Vice President Finance, Chief Financial Officer
                        and Treasurer of Georgia Gulf Corporation (Director of
                        Nalco LLC)

Sanjeev K. Mehra        Managing Director of Goldman, Sachs & Co. (Director of
(Indian Citizen)        Nalco LLC)

Paul H. O'Neill         Special Advisor to the Blackstone Group (Director of
                        Nalco LLC)

Douglas A. Pertz        Chairman and CEO of IMC Global Inc. (Director of Nalco
                        LLC)

Daniel S. Sanders       Former President of ExxonMobil Chemical Company
                        (Director of Nalco LLC)

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